Exhibit 12.1

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fifty-Two Weeks Ended December 28, 2002	Fifty-Three Weeks Ended January 3, 2004	Fifty-Two Weeks Ended
			January 1, 2005	December 31, 2005	December 30, 2006
Earnings:
Earnings before provision for income taxes	105,416	123,613	136,676	128,034	134,064
Fixed charges	11,189	11,179	12,438	16,059	24,892

Earnings adjusted for fixed charges	116,605	134,792	149,114	144,093	158,956

Fixed charges:
Interest expense	4,858	3,826	4,152	7,250	15,358
Interest component of rent expense (1)	6,331	7,353	8,286	8,809	9,534

Total fixed charges	11,189	11,179	12,438	16,059	24,892

Ratio of earnings to fixed charges	10.4	12.1	12.0	9.0	6.4

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total rental expense	19,185	22,282	25,109	26,694	28,892
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%

Estimated interest within rental expense	6,331	7,353	8,286	8,809	9,534

(1)	One-third of rental expense is deemed to be representative of interest.